Exhibit 99.1

EKSPORT

FINANS

NORWAY

PRESS RELEASE

August 21, 2015

Eksportfinans’ results for the first half-year 2015

Eksportfinans’ operations remained stable in the first six months of 2015 whilst financial results were positively affected by extraordinary income.

Net interest income was NOK 224 million for the first half-year of 2015, compared to NOK 231 million for the first half-year of 2014. Despite a decrease in interest generating assets from the first half-year of 2014, net interest income remained relatively stable due to extraordinary income. A contingency of NOK 26 million in relation to Lehman Brothers International (Europe) (in administration) was reversed in the second quarter of 2015.

Comprehensive income according to IFRS was negative NOK 486 million for the first six months of 2015, compared to negative NOK 3,164 million for the same period of 2014. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt.

Profit excluding unrealized gains and losses on financial instruments amounted to NOK 114 million for the first half-year of 2015, compared to NOK 81 million for the first half-year of 2014. The profit was positively affected by extraordinary income in the first half-year of 2015, including a gain of NOK 30 million booked in the first quarter of 2015. This gain was a result of Eksportfinans’ realization of ISK 2 billion at an auction held by the Icelandic Central Bank.

Total assets amounted to NOK 76 billion at June 30, 2015, compared to NOK 86 billion at December 31, 2014. The reduction was in line with expectations and due to the limitations on new lending business since 2011 as well as repayments on the current debt portfolios.

The core capital ratio was 29.8 percent at June 30, 2015, compared to 24.3 percent at December 31, 2014. At the end of the first half-year of 2015, the company had liquidity reserves totaling NOK 34 billion.

Eksportfinans’ financial reports, including the first half-year report for 2015, are available on www.eksportfinans.no.

EKSPORT

FINANS

NORWAY

For further information, please contact:

President and CEO, Geir Bergvoll:

tel: +47 913 15 485

e-mail: gbv@eksportfinans.no

EVP Director of staff / communications, Elise Lindbæk:

tel: +47 905 18 250

e-mail: el@eksportfinans.no

EVP Chief Financial Officer, Geir Ove Olsen:

tel: +47 900 92 326

e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2015 total assets amounted to approximately NOK 85 billion. The company is staffed by highly skilled individuals, approximately 45 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.com

Forward-looking statements

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.